

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2025

Erke Huang
Chief Financial Officer
Bit Digital, Inc
31 Hudson Yards, Floor 11
New York, NY 10001

> **Re: Bit Digital, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-38421**

Dear Erke Huang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets